EXHIBIT D-6


                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                           HARRISBURG, PA 17105-32765

                                               Public Meeting held July 13, 2000


Commissioners Present:

     John M. Quain, Chairman
     Robert K. Bloom, Vice Chairman
     Nora Mead Brownell
     Aaron Wilson, Jr.
     Terrance J. Fitzpatrick

In the Matter of the Application of
Columbia Gas of Pennsylvania, Inc.
for a Certificate of Public Convenience
Evidencing Approval under Section                      Docket No.
1102(a)(3) of the Public Utility Code                  A-120700F0003
of the Transfer from Columbia Energy
Group to NiSource Inc. Or New NiSource
Inc., by Merger, of the Title to and
Possession and Use of All Property of
Columbia Gas of Pennsylvania, Inc.


                                      ORDER

BY THE COMMISSION:

          We adopt as our action the Recommended Decision of Administrative Law Judge George M. Kashi dated June 28, 2000; THEREFORE,

          IT IS ORDERED:

          1. That Columbia shall not be permitted to increase base rates prior to January 1, 2004, as defined in Section 2211(a) of the Public Utility Code and subject to the exceptions set forth in Section 2211(d) of the Public Utility Code. Each other Joint Petitioner agrees that it will not file a complaint seeking a reduction in Columbia's base rates or otherwise seek or support any reduction in Columbia's base rates prior to January 1, 2004. The Commission will not institute, on its own motion, an investigation into the base rates of Columbia prior to January 1, 2004. Nothing contained herein shall prohibit the deferral or recovery of consumer education costs pursuant to Sections 2206(e) and 2211(d) of the Public Utility Code to the extent such consumer education costs are not recovered as the result of the Company's restructuring proceeding at R-00994781.


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          2.   That Columbia shall not seek recovery, in any future rate
proceeding, of costs incurred to close the Merger whether incurred directly or through a service corporation. Costs to close the Merger shall include filing fees, accountants' fees, legal fees, shareholder communication and proxy solicitation expenses, stock exchange listing fees, printing and engraving of stock certificates, investment banking fees and expenses, underwriting fees and expenses associated with issuances of securities to consummate the Merger, legal and consulting fees associated with obtaining regulatory approvals and executive severance costs. Columbia will employ normal accounting procedures to capitalize or expense all other expenditures incurred prior to and after the closing. The Joint Petitioners may challenge the recovery of charges from affiliates in future rate proceedings, on the grounds that such charges result from the affiliate's use of accounting practices or procedures which could not have been properly employed by Columbia under this Settlement.

          3. That Columbia shall be permitted to record on its books of account a ratable portion of the acquisition premium resulting from the Merger; provided, however, the recording of any amount for such acquisition premium on Columbia's books of account shall have no effect on the ratemaking treatment of such amount in future rate proceedings. Columbia foregoes any claim for recovery of the acquisition premium in any future rate proceeding. Columbia agrees that any effect on its capital structure or that of its parent Columbia Energy resulting from recording the acquisition premium on either Company's books of account will have no effect on, and will be removed from, the capital structure used for ratemaking purposes.

          4. That Columbia shall maintain books and records, continuing property records and depreciation records an a basis separate from its parent and affiliates. The books and records and personnel of Columbia shall be accessible to the Commission and the Joint Petitioners to the extent provided by law during reasonable business hours. If the books and records of its parent company or of any other company within the system created by the merging companies become relevant to the jurisdictional rates or tariffed services of Columbia or relevant to material and specific code of conduct complaints brought to the attention of the Commission, or upon a complaint filed at the Commission necessitating their view, such relevant books and records as required by the Commission shall also be made accessible to the Commission and the complaining party through photocopying or electronically where practicable or for review at the location where they are kept.

          5. That Columbia shall present a class cost of service study in its next base rate proceeding reflecting the separate records referenced in Paragraph 13 of this Settlement.

          6. That Columbia shall file a tariff supplement, designed to encourage distributed generation for residential customers, commercial customers, and industrial customers who do not qualify for service under Rate CDS - Cogeneration Distribution Service, by November 1, 2000. Columbia agrees to meet with the parties for discussion of such a tariff supplement prior to making that filing. All Joint Petitioners reserve the right to file complaints and/or comments with regard to such tariff supplement. NiSource and Columbia agree to conduct, with the cooperation of OCA, OTS and OSBA, a distributed generation demonstration project at one residential and one small commercial location in Columbia's service territory. The project shall commence approximately three months after the later of the Commission's approval of the revisions to the tariff or the availability of necessary technology. It is expected that a fuel


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cell or other gas consuming equipment used to generate electricity shall be installed at one residential and one small commercial location. The project shall run for a period of one year. NiSource and Columbia shall file a report on the project results within three months of the end of the one year period.

          7. That the record in this proceeding includes Columbia's Application, Columbia's Direct Testimony and accompanying exhibits, Columbia's Supplemental Direct Testimony and Dr. Hieronymous's study of the effects of the Merger on competition as filed with FERC. The Joint Petitioners agree that the Application, testimony, and exhibits as listed in Appendix "A" of the Joint Petition be and are hereby stipulated into the record in this proceeding.

          8. That Columbia's headquarters shall remain in Pittsburgh, Pennsylvania and its principal corporate officers shall continue to be stationed in Pennsylvania for a period of at least five (5) years; provided however, that nothing in the Settlement will be construed to prohibit such officers from holding positions as officers or directors of affiliated corporations. Columbia shall maintain an organization and staffing plan which provides for adequate, efficient staffing of the utility business and is designed to protect against the loss of talent from the regulated operations. Before laying off or terminating more than one percent (1%) of its non-management workforce in one year during the three-year period following completion of the Merger, Columbia shall file a report with the Commission containing sufficient information to show that with the reduction of employees, Columbia will still be able to ensure the safety and reliability of natural gas distribution service to all retail gas customers, as provided in standards adopted by the Commission pursuant to its statutory authority.

          9. That Columbia reiterates its commitment to expansion of its Customer Assistance Program in accordance with the Joint Petition for Settlement of Winter Heating Season Rates and of Universal Service Program Extension, as approved by Order of the Commission dated October 15, 1999, and the Joint Petition for Settlement of Restructuring Filing, as approved by Order of the Commission dated December 17, 1999, both at Docket No, R-00994781.

          10. That NiSource considers Columbia a core business asset; that it intends to retain Columbia; and that it has no plans to dispose of Columbia to a third party following the Merger.

          11. That following the Merger, the combined company will be part of a registered holding company pursuant to the 1935 Act and the regulations of the Securities and Exchange Commission ("SEC") adopted thereunder. There shall therefore be no change in the procedures governing accounting for affiliate transactions which procedures currently must comply with the regulations of the SEC concerning accounting and pricing protocols. To the extent that Columbia enters into any new Joint Petition for Settlements with any affiliated interests, it will seek the necessary approvals from the Commission under Chapter 21 of the Public Utility Code.

          12. That Columbia shall not guarantee the debt or credit instruments of NiSource or Columbia Energy or any subsidiary of NiSource or Columbia Energy not regulated by a state public utility commission or FERC ("unregulated


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subsidiaries") nor shall Columbia permit its property to be used to secure loans or credit instruments of NiSource, Columbia Energy or any of their unregulated subsidiaries without the approval of the Commission.

          13. That Columbia shall not lend or provide credit to NiSource or Columbia Energy or any other unregulated subsidiaries without approval of the Commission. Columbia may participate in a credit facility (such as a money fund for short term debt) with NiSource and/or Columbia Energy and their regulated subsidiaries that complies with the rules of the SEC.

          14. That Columbia and NiSource agree that all affiliated companies, including direct and indirect subsidiaries of NiSource, shall be subject to the Commission's Code of Conduct to the extent they engage in activities within the scope of such rules.

          15. That Columbia and NiSource shall not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Commission that pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost, or allocation incurred or accrued by Columbia as a result of a contract, Joint Petition for Settlement, arrangement, or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost, or allocation has itself been filed with or approved by the SEC, or was incurred pursuant to a contract, arrangement, Joint Petition for Settlement or allocation which was filed with or approved by the SEC.

          16. That Columbia shall work with the OCA in the development of an OCA Customer Choice Shopping Guide which compares prices and terms of service offered to residential customers with Columbia's price to compare. Columbia agrees to provide information that it is authorized to release and necessary assistance to the OCA on at least a quarterly basis. Any Shopping Guide that is developed will state that it is prepared by the OCA. The use and dissemination of any Shopping Guide developed will be through the OCA. Columbia may distribute any Shopping Guide developed to its customers after consultation with the OCA but is not required to distribute the Shopping Guide as part of this Settlement.

          17. That Columbia and NiSource shall continue Columbia's historic levels of charitable contributions and support for civic efforts for at least five years following the closing of the Merger. Such contributions shall be of the same nature and be made to organizations serving the general geographical locations as have been made in the past.

          18. That Columbia and NiSource agree that they will not seek recovery of any increase in the cost of capital to Columbia that results from the Merger.

          19. That Columbia shall strive to improve customer service following completion of the Merger. Columbia shall track the level of its performance for a period of three years following the Merger and to compare such performance to Columbia's historic performance in the following areas: (1) percent of calls answered within thirty seconds, (2) average busy-out rate, (3) percent of meters read within the parameters of Chapter 56 of the Pennsylvania Code, and (4) percent of emergency calls responded to in less than one hour (or less if required by the Commission). Columbia shall file annual reports with the


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Commission for that three-year period providing the comparison of actual to historic performance. Columbia shall identify in the reports any service innovations or best practices implemented following closing of the Merger. Such reports shall be filed three months after the end of each one-year period and will be provided to any Joint Petitioner or Joint Petitioners upon request. In the event that Columbia's performance in any of the above-mentioned areas declines by 10% or more following the completion of the Merger, falls below any standard prescribed by the Commission or falls below the average as reported by the Commission for Pennsylvania natural gas distribution companies subject to
Section 1307(f) of the Public Utility Code, Columbia will meet with any one or more of the Joint Petitioners, upon the request of such joint Petitioner or Joint Petitioners, to discuss whether a remedy is needed, and if so, what remedy is appropriate and how it should be implemented. The Joint Petitioners retain their right to file a complaint in accordance with Commission regulations for any alleged violation of a tariff, regulation, Commission order, or provision of the Public Utility Code. Nothing herein is intended to limit any authority of the Commission, or any of its bureaus, to perform their duties or make recommendations concerning Columbia's performance in any of the areas enumerated above.

          20. That in addition to items in subparagraphs (1) through (4) enumerated in paragraph 19 above, Columbia shall keep the following statistics for three years following Merger and will also compare those statistics to its historic experience:

          (5) Number of accidental interruptions of service involving more then one thousand (1,000) customers for a duration of more than twelve (12) hours.

          (6) Number of fines for violations of environmental, employee health and safety, pipeline safety, or employment laws and regulations.

          (7)  Number of preventable vehicle accidents.

          (8)  Number of lost time injuries.

          (9) Ratio of meters actually read to those scheduled to be read during a cycle.

          (10) Number of overtime hours worked.

          (11) Number of incidents of facilities damage due to mismarking of facilities.

          (12) Ratio of footage of plastic pipe to total footage of pipe.

          (13) Number of service orders worked per service person.

These statistics shall be included in the above-referenced annual reports to the Commission. In the event that (a) the statistics described in subparagraphs (5) or (6) increase by more than two (2) for any given year, (b) the statistics described in subparagraphs (7) or (8) increase by more than twenty-five percent (25%), (c) the statistics described in subparagraphs (9) or (12) decrease by more than ten percent (10%), or (d) the statistics described in subparagraph
(11) increase by more than ten percent (10%), Columbia will meet with any one or more of the Joint Petitioners, upon the request of such Joint Petitioner or Joint Petitioners, to discuss whether a remedy is needed, and if so, what remedy is appropriate and how it should be implemented. Although Columbia has agreed to report the statistics described in subparagraphs (10) and (13) above, it makes no commitment to hold discussions with respect to those items. The Joint Petitioners retain their right to file a complaint in accordance with Commission regulations for any alleged violation of a tariff, regulation, Commission order, or provision of the Public Utility Code. Nothing herein is intended to limit any


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authority of the Commission, or any of its bureaus, to perform their duties or make recommendations concerning Columbia's performance in any of the areas enumerated above.

          21. That Columbia shall pass through all gas costs savings achieved as a result of the Merger to customers through the Purchased Gas Cost Rider.

          22. That the consummation and closing of the Merger shall constitute conditions precedent to the Settlement and all obligations of the Joint Petitioners hereunder, and Columbia and the other Joint Petitioners shall not be bound by the terms hereof until such time as the Merger is closed.

          23. That following completion of the Merger, the combined company will maintain a presence in PECO Energy Company's electric choice program and Columbia's natural gas choice program, either through an affiliated company or a contractual arrangement with a third party, far a period of at least one year.

          24. That should the Commission modify the Settlement, then any Joint Petitioner may elect to withdraw from this Settlement and may proceed with litigation and, in such event, this Settlement shall be void and of no effect. Such election to withdraw must be made in writing, filed with the Secretary of the Commission and served upon all Joint Petitioners within five (5) business days after the entry of an order modifying the Settlement. This Settlement is proposed by the Joint Petitioners to settle all issues in the instant proceeding. The Settlement is made without any admission against, or prejudice to, any position which any Joint Petitioner to this Settlement may adopt in the event of any subsequent litigation of this proceeding or any other proceeding unless that proceeding involves Columbia to the extent matters resolved by this Settlement are an issue in that Columbia proceeding. If the Commission does not approve the Settlement and the proceedings continue to further hearings, the Joint Petitioners reserve their respective rights to conduct full cross-examination and briefing.

          25. That this Settlement shall not constitute or be cited as controlling precedent in any other proceeding, including any other proceeding involving a merger or acquisition involving another Pennsylvania public utility, with the exception that the Settlement, if adopted, will bind the Joint Petitioners in any future proceeding involving Columbia to the extent matters resolved by this Settlement are an issue in such proceeding.

          26. That the Joint Petitioners waive their rights to file briefs or exceptions.

                                        BY THE COMMISSION,
                                        /s/ James J. McNulty
                                        James J. McNulty
                                        Secretary

(SEAL)
ORDER ADOPTED: July 13, 2000
ORDER ENTERED: JUL 14 2000


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                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION

               IN THE MATTER OF THE APPLICATION OF: A-120700 F0003


 Application of Columbia Gas of Pennsylvania, Inc. for Approval of the Transfer from Columbia Energy Group to NiSource Inc. or New NiSource Inc., by Merger,
     of the Title to and Possession and Use of All Property of Columbia Gas
                             of Pennsylvania, Inc.

          The Pennsylvania Public Utility Commission hereby certifies that after an investigation and/or hearing, it has, by its report and order made and entered, found and determined that the granting of the application is necessary or proper for the service, accommodation, convenience and safety of the public and hereby issues to the applicant this CERTIFICATE OF PUBLIC CONVENIENCE evidencing the Commission's approval.

                    In Witness Whereof, The PENNSYLVANIA PUBLIC UTILITY COMMISSION has caused these presents to be signed and sealed, and duly attested by its Secretary at its office in the city of Harrisburg this 13th day of July, 2000.

                                             SECRETARY

[SEAL]